

02006908 ...ATES
...EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-11-02 KA

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SEC FILE NUMBER
8- 44514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VALUE INVESTING PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1853 POST ROAD EAST
(No. and Street)


RECD S.E.C.
FEB 28 2002
530

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MACK 203-256-9400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALUE INVESTING PARTNERS, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Sworn to before me this 21st day of February, 2002

Notary Public

PAMELA J. LAWRENCE
Notary Public, State of New York
No. 01LA4911530
Qualified In Kings County
Commission Expires November 2, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Value Investing Partners, Inc.:

We have audited the accompanying statement of financial condition of Value Investing Partners, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Value Investing Partners, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

New York, New York
February 19, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

VALUE INVESTING PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash, including $ 10,170 in a money market account	$	12,771
Securities owned, not readily marketable at estimated fair value		18,900
TOTAL ASSETS	$	31,671

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,676
TOTAL LIABILITIES	$	6,676
Shareholder's equity:		
Common stock: 5,000,000 authorized shares, $0.01 par value; 2,701,962 issued		27,020
Additional paid-in capital		105,450
Retained earnings		156,001
TOTAL		288,471
Less: Treasury stock; 451,066 shares at cost		(263,476)
TOTAL SHAREHOLDER'S EQUITY		24,995
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	31,671

The accompanying notes are an integral part
of this financial statement.

VALUE INVESTING PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Value Investing Partners, Inc. (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of BPC Group, Inc.

The Company operates as a "general securities introducing broker" and does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer ("clearance agent") on a fully disclosed basis (see Note 7).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Commission income and related expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if recorded on a trade date basis.

(b) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

(c) Securities owned, not readily marketable, are stated at their estimated fair value.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Actual results may differ from those estimates.

NOTE 3 - TRANSACTIONS WITH CLEARING ORGANIZATION

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

VALUE INVESTING PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 4 - INCOME TAXES

The Company is included in a consolidated Federal and state income tax returns with its Parent company. The provision for taxes, if any, will be reflected on the books and records of the Parent. (See Note 4).

NOTE 5 - RELATED PARTY TRANSACTIONS

In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. During 2001, the Company reimbursed the Parent for administrative expenses amounting to $660,019, which amount was paid to the Parent by the Company in the form of fee. Pursuant to the agreement, this fee is not required to be paid to the Parent in the event the unpaid fee would place the Company in violation of the SEC net capital rule (see Note 6).

As part of this agreement, the Company distributed net assets in July 2001, not related to its broker-dealer activities, to the Parent at book value at that date. The book value of these net assets amounted to $1,782,173.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,095 which was $1,095 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2001 was 1.1 to 1.

Since all customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission and thus is exempt from the provisions of that rule.

VALUE INVESTING PARTNERS, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31 , 2001

VALUE INVESTING PARTNERS, INC.

INDEX